Mail Stop 6010

June 20, 2006

Joshua D. Schein, Ph.D.
Chief Executive Officer
Lev Pharmaceuticals, Inc.
122 East 42nd Street, Suite 2606
New York, NY 10168

Re: Lev Pharmaceuticals, Inc.
         Post-effective Amendment No. 1 on Form SB-2
         File Number 333-12688

Dear Dr. Schein:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

        We make reference to your footnotes 5-7 on page 50 of your registration statement where you identify some affiliates of a broker dealer. In that regard, please revise your document to state that, if true, these selling shareholders received the shares in the ordinary course of business and have no agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

                                        *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Victor J. DiGioia, Esq.
        Michael A. Goldstein, Esq.
        Goldstein & DiGioia
        45 Broadway
        New York, NY 10006